Filed pursuant to Rule 433

Registration Statement No. 333-271495

September 11, 2023

Pricing Term Sheet

Mohawk Industries, Inc.

$600,000,000 5.850% Senior Notes due 2028

Issuer	Mohawk Industries, Inc.

Issue of Notes	5.850% Senior Notes due 2028

Expected Ratings*	Baa1/BBB+/BBB+ (Moody’s/S&P/Fitch)

Principal Amount	$600,000,000

Trade Date	September 11, 2023

Settlement Date**	September 18, 2023

Maturity	September 18, 2028

Interest Payment Dates	March 18 and September 18, commencing March 18, 2024

Interest Rate	5.850% per annum

Public Offering Price	99.987% of the principal amount

Yield to Maturity	5.853%

Benchmark Treasury	4.375% due August 31, 2028

Spread to Benchmark Treasury	T + 145 bps

Benchmark Treasury Price and Yield	99-28 and 4.403%

Make-whole Call	Prior to August 18, 2028 (one month prior to the maturity date), callable at the greater of (a) the make-whole price at T+25 basis points less interest accrued to the date of redemption and (b) 100% of the principal amount, plus accrued and unpaid interest thereon to, but excluding, the redemption date

Par Call	At any time on or after August 18, 2028

CUSIP/ ISIN	608190 AM6 / US608190AM61

Joint Book-Running Managers

BofA Securities, Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

BNP Paribas Securities Corp.

Wells Fargo Securities, LLC

UniCredit Capital Markets LLC

U.S. Bancorp Investments, Inc.

Barclays Capital Inc.

Co-Managers	Goldman Sachs & Co. LLC Scotia Capital (USA) Inc. KBC Securities USA LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** We expect that delivery of the notes will be made against payment therefor on or about the closing date which will be on or about the fifth business day following the date of pricing of the notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-l of the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to two business days before the date of delivery will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next succeeding business day should consult their own advisor.

The issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, BofA Securities, Inc., J.P. Morgan Securities LLC and Mizuho Securities USA LLC. can arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Mizuho Securities USA LLC toll-free at 1-866-271-7403.

This pricing term sheet supplements the preliminary prospectus supplement issued by Mohawk Industries, Inc. dated September 11, 2023.